

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

<u>Via Email</u>
Mr. Gregory S. Levin
Chief Financial Officer
BJ's Restaurants, Inc.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

      Re: BJ's Restaurants, Inc.
              Form 10-K for the year ended December 28, 2010
              Filed March 9, 2011
              File No. 000-21423

Dear Mr. Levin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ David R. Humphrey

                             David R. Humphrey
                             Accounting Branch Chief